UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-41407

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TOP FINANCIAL GROUP LIMITED
(Translation of registrant’s name into English)

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118 Connaught Road West
Room 1101
Hong Kong
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

The proxy materials furnished in this Report on Form 6-K have been amended and restated from the proxy materials furnished by TOP Financial Group Limited (the “Company”) on October 16, 2023 and November 30, 2023 in order to amend Proposal Number 5 relating to authorizing the Board of Director of the Company to, at its discretion without further approval of the shareholders, adopt a dual-class share capital structure.

Exhibit Index

Exhibit No.	Description
99.1	Second Amended and Restated Proxy Statement and Notice of Annual Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2023	TOP Financial Group Limited
	By:	/s/ Ka Fai Yuen
	Name:	Ka Fai Yuen
	Title:	Chief Executive Officer